                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            JERRY'S FAMOUS DELI, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            JERRY'S FAMOUS DELI, INC.
                       (NAME OF FILING PERSONS, OFFERORS)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ISAAC STARKMAN, CHAIRMAN
                            JERRY'S FAMOUS DELI, INC.
                             12711 VENTURA BOULEVARD
                          STUDIO CITY, CALIFORNIA 91604
                                 (818) 766-8311

                                    COPY TO:

                          CATHERINE DEBONO HOLMES, ESQ.
                     JEFFER, MANGELS, BUTLER & MARMARO, LLP
                                   10TH FLOOR
                            2121 AVENUE OF THE STARS
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 203-8080

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                       AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------
        $
-------------------------------------------------------------------------------
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

AMOUNT PREVIOUSLY PAID: -------------------------
FILING PARTY: -----------------------------------
FORM OR REGISTRATION NO.: -----------------------
DATE FILED: -------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE                              CONTACT:  ISAAC STARKMAN
                                                             CEO
                                                             (818) 766-8311


                            JERRY'S FAMOUS DELI, INC.
                     ANNOUNCES MAILING OF OFFER TO PURCHASE
            UP TO 600,000 SHARES OF COMMON STOCK FOR $5.30 PER SHARE
                     AND EARNINGS FOR FIRST QUARTER OF 2001


STUDIO CITY, CA - May 3, 2001 -- Jerry's Famous Deli, Inc. (NASDAQ:DELI), announced that, on Friday, April 27, 2001, it mailed to all of its shareholders of record as of April 6, 2001, an Offer to Purchase up to 600,000 shares of its Common Stock, at a purchase price of $5.30 per share. Any shareholder of record or beneficial shareholder who does not receive a copy of the Offer to Purchase by approximately May 7, 2001 may contact the Company's Information Agent, D.F. King & Co., Inc. at (800) 848-3094 to receive another copy. The offer will remain open until June 29, 2001, and is subject to certain conditions, as described in the Offer to Purchase. All shareholders are urged to read the Offer to Purchase for a full description of the offer, the conditions to the Company's purchase of shares tendered in the offer, instructions for tendering shares to the Company, the reasons for and anticipated effects of the offer on the market for the Company's Common Stock, and other important information regarding the offer. Any questions regarding the Offer to Purchase may be directed to the Company's Information Agent, D.F. King & Co., Inc. at (800) 848-3094.

The Company also reported its results of operations for the quarter ended March 31, 2001 as follows: Revenues for the three months ended March 31, 2001 were approximately $18,868,000 compared to approximately $18,820,000 for the same period previous year. Net income for the quarter was approximately $674,000 ($0.14 per fully diluted share) compared to approximately $803,000 ($0.17 per fully diluted share) for the same quarter in 2000, a decrease of 16% which the Company attributes to increases in labor and utility costs.

The Company presently operates a total of 10 restaurants and one specialty market: Jerry's Famous Deli in Studio City, Encino, Marina del Rey, West Hollywood, Woodland Hills, Westwood and Costa Mesa in California; Solley's Delicatessen and Bakery in Sherman Oaks, California; Wolfie Cohen's Rascal House in Miami and Boca Raton, Florida, and The Epicure Market in Miami, Florida.

Statements made herein that are not historical facts are forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition in the moderately priced, casual dining segment of the restaurant industry; changes in general economic conditions that impact consumer spending for restaurant occasions; weather and acts of nature that impact restaurant sales; adverse publicity; availability and cost of labor; governmental and regulatory problems that impact operations of restaurants such as health-code enforcement changes, land-use regulations and pollution controls; unforeseen events that increase the cost to develop and/or delay the development and opening of new restaurants and markets; the amount and rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support the development and operation of new restaurants; the availability, amount, type and cost of financing for the Company and any changes to that financing; the revaluation of any of the Company's assets (and related expenses), and any changes to tax rates. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 for a further discussion of these and other risk factors.


                                       ###

                            Jerry's Famous Deli, Inc
                              Results of Operations
                  (dollars in thousands except per share data)
                                   (unaudited)


                                                           March 31,         March 31,
                                                             2001              2000
                                                         ------------       -----------
Revenues                                                  $    18,868       $    18,820
Cost of sales                                                   6,415             6,326
                                                          -----------       -----------
Gross profit                                                   12,453            12,494

Operating expenses                                              9,192             8,938
General and administrative expenses                             1,115             1,232
Depreciation and amortization expenses                            924               867
                                                          -----------       -----------
Income from operations                                          1,222             1,457
Interest income (expense), net                                   (232)             (253)
Other, net                                                        (27)              (73)
                                                          -----------       -----------
Income before items below                                         963             1,131
Provision for income taxes                                       (289)             (328)
                                                          -----------       -----------
Net income                                                $       674       $       803
                                                          ===========       ===========

Net income per share

Basic                                                     $      0.14       $      0.17
                                                          ===========       ===========
Diluted                                                   $      0.14       $      0.17
                                                          ===========       ===========

Weighted average common shares outstanding - Basic          4,673,042         4,673,068
                                                          ===========       ===========
Weighted average common shares outstanding - Diluted        4,682,755         4,673,068
                                                          ===========       ===========

